December 27, 2022

VIA EDGAR

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Brittany Ebbertt, Senior Staff Accountant

Re:	EverCommerce Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 15, 2022 Form 8-K Furnished on November 10, 2022 File No. 001-40575

To the addressees set forth above:

This letter is in response to the comment letter, dated December 12, 2022 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2021, filed on March 15, 2022 and Form 8-K (the “Form 8-K”) furnished on November 10, 2022. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 8-K.

Form 10-K for Fiscal Year Ended December 31, 2021

Management’s Discuss and Analysis of Financial Condition and Results of Operations
Overview, page II-3

1.
We note your disclosure that the calculation of net pro forma revenue retention rate remains consistent with prior periods.  In filings where you discuss this measure, please revise to disclose how this measure is calculated.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings where net pro forma revenue retention rate is discussed, we will disclose how the measure is calculated, which disclosure will be substantially similar to the disclosure provided on page 70 of our Prospectus forming a part of our Registration Statement on Form S-1 filed with the SEC on June 28, 2021.

Key Factors Affecting our Performance
Acquiring New Customers, page II-7

2.
We note that acquiring new customers is a key factor affecting your performance. Considering the number of acquisitions in recent fiscal years, please revise to disclose the number of customers obtained through business acquisitions in each period to add context to your discussion that your platform increased from over 500,000 customers at December 31, 2020 to over 600,000 at year-end 2021.  We refer you to your response to comment 1 in your May 28, 2021 letter.

EverCommerce  |  3601 Walnut Street, Suite 400, Denver, CO 80205  | evercommerce.com

December 27, 2022

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings covering a reporting period in which the Company has made business acquisitions, we will include in our disclosure the number of customers obtained through business acquisitions in such period.

Results of Operations
Revenues, page II-14

3.
Please revise to provide a more thorough discussion, including quantifying the amounts, of each factor impacting fluctuations in both your subscription and transaction fees revenue and marketing technology revenue, including the amount of revenue recognized in the current year that relates to acquisitions completed in each period, as appropriate. Also, for fluctuations due to the growth of your customer base, please identify the number of customers acquired through business acquisitions versus those obtained organically.  In addition, provide quantified information regarding the transaction volumes processed through your payment platform to add context to the impact of such measure on your revenue growth.  We refer you to your responses to comment 18 in your May 10, 2021 letter, and comment 8 in the your May 28, 2021 letter.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, we will provide a more thorough discussion, including quantifying the amounts, of each factor impacting fluctuations in both subscription and transaction fees revenue and marketing technology revenue, including the amount of revenue recognized in the current year that relates to acquisitions completed in each period, as appropriate. Additionally, the Company confirms that in future filings covering a reporting period in which the Company has made business acquisitions, for fluctuations due to the growth of our customer base, we will identify the number of customers acquired through business acquisitions versus those obtained organically. The Company respectfully believes that providing transaction volumes processed through its payment platform does not provide meaningful context to our revenue growth because it does not break out payments as a component of revenue.

Liquidity and Capital Resources, page II-18

4.
Revise to include the reasons for the change in amounts impacting your cash flow. In this regard, your discussion should not merely repeat numerical data contained in the financial statements.  Refer to Instruction 2 to paragraph (b) in Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future analysis of changes in amounts impacting cash flow to focus on factors that actually impact cash, as opposed to discussing non-cash items and changes in net income. Please see the following example of the type of disclosure regarding the net change in cash provided by operating activities that we would provide in future periods:

Net cash provided by operating activities was $[ ● ] million for the year ended December 31, 20[ ● ], compared to $[ ● ] million for the year ended December 31, 20[ ● ]. Changes in net cash provided by (used in) operating activities result primarily from cash received from net sales within our subscription and transaction and marketing technology solutions. Other drivers of the changes in net cash provided by operating activities include payments for personnel expenses for our employees, costs related to delivering our services and products, partner commissions, advertising and interest on our long-term debt.

The decrease in cash provided for the year ended December 31, 20[ ● ] compared to the year ended December 31, 20[ ● ] was primarily due to investments made to support the growth of our business including personnel expenses, higher advertising and partner commissions of $[ ● ] million and $[ ● ] million, respectively, in addition to higher prepaid expenses of $[ ● ] million due to the timing of payments. These increases were partially offset by higher cash collections from subscription and transaction fees and our marketing technology solutions of $[ ● ] million.

December 27, 2022

Critical Accounting Estimates, page II-21

5.
Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation and uncertainty in your critical accounting estimates, to the extent material and reasonably available.  Also, discuss how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, in future filings, we will revise our disclosures regarding critical accounting estimates, to the extent material and reasonably available, and revise the use of estimates disclosure to include qualitative and quantitative discussion of the changes between periods and the sensitivity of reported amounts to changes in methods, assumptions, and estimates underlying its calculation, as suggested by the Staff. An example of the type of such disclosures related to our critical accounting policies and the use of estimates that we expect to be generally consistent with future filings is attached hereto as Exhibit A.

Business Combinations, page II-23

6.
Please tell us, and revise to disclose, whether you performed a qualitative or quantitative test for  purposes of assessing goodwill for impairment.  If a qualitative test was performed, disclose whether you determined that it is not more likely than not that the fair value of any reporting unit was less than the respective carrying amounts, including goodwill.  If a quantitative test was performed, tell us and revise to clarify whether the fair value of the reporting unit(s) significantly exceeds the carrying value.  To the extent any reporting unit is at risk of impairment, revise to disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the Company’s annual impairment assessment for the year ended December 31, 2021, the Company performed a qualitative assessment and concluded that it was more likely than not that the fair value of each of its reporting units was more than the respective related carrying amounts and, as such, did not perform any quantitative tests. The Company confirms that we will revise our disclosures regarding goodwill impairment assessments in future filings to disclose whether we performed a qualitative or quantitative test. An example of the type of such disclosures related to our goodwill impairment assessments is attached hereto as Exhibit A under the heading “Business Combinations, Goodwill and Intangible Assets.” In addition, to the extent any reporting unit is at risk of impairment, we will disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.

Form 8-K Furnished on November 10, 2022

Exhibit 99.1, page 1

7.
We note you present the percentage increase in adjusted EBITDA in the financial highlights.  Please revise to disclose the percentage increase in the comparable GAAP measure of net income with equal or greater prominence.  Refer to Question 102.10 of the Non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent we disclose the percentage increase or decrease in adjusted EBITDA in future filings, we will include the percentage increase or decrease in the comparable GAAP measure of net income (loss) with equal or greater prominence.

* * * *

December 27, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at marc@evercommerce.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc Thompson
Chief Financial Officer
EverCommerce Inc.

cc:	Eric Remer, Chief Executive Officer, EverCommerce Inc. Lisa Storey, General Counsel, EverCommerce Inc.

Exhibit A

Critical Accounting Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

While our significant accounting policies are described in further detail in Note 2 in the notes to the consolidated financial statements included in this Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition
Revenues are derived from subscription and transaction fees, marketing technology solutions, and other revenues. We recognize revenue when our customers obtain control of goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. In determining the total consideration that we expect to receive, we include variable consideration only to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty is resolved. Consideration subject to a constraint on revenue recognition has not been significant. Additionally, there have not been material changes in these estimates or assumptions pertaining to constraints on revenue recognition over the reporting periods presented. In the future, if there are material changes in the underlying estimates and assumptions pertaining to constraints on revenue recognition, the financial statements could be materially impacted.

Subscription and Transaction Fees:
Subscription revenue primarily consists of the sale of SaaS offerings, software licenses and related support services and payment processing services.

The timing of revenue recognition within our software subscription services is dictated by the nature of the underlying performance obligation. Our SaaS offerings and license support services are generally recognized ratably over the contractual period that the services are delivered, beginning on the date our service is made available to customers. Revenues generated from the sale of on-premise perpetual or term licenses are generally recognized at the point in time when the software is made available to the customer to download or use. Subscription revenue related contracts can be both short and long-term, with stated contract terms that range from one month to five years. Our contracts may contain termination for convenience provisions that allow the Company, customer or both parties the ability to terminate for convenience, either at any time or upon providing a specified notice period, without a penalty.

Transaction fees relate to payment processing and group purchasing program administration services. In fulfillment of our payment processing services, we partner with third-party merchants and processors who assist us in fulfillment of our obligations to customers. We have concluded that we do not possess the ability to control the underlying services provided by third parties in the fulfillment of our obligations to customers and therefore recognize revenue net of interchange fees retained by the card issuing financial institutions and fees charged by payment networks. Transaction services contracts with customers are generally for a term of one month and automatically renew each month.

We also receive rebates from contracted suppliers in exchange for our program administration services. Rebates earned are based on a defined percentage of the purchase price of goods and services sold to members under the contract the Company has negotiated with its suppliers. Administration services contracts with customers are generally for an annual or monthly term and renew automatically upon lapse of the current term.

Marketing Technology Solutions:
Marketing technology solutions consist of digital advertising management and consumer connection services.

Revenue generated from digital advertising management services is recognized on a ratable basis over the service period as the customer simultaneously receives and consumes the benefits of the management services evenly throughout the contract period. Revenue generated from consumer connection services may be recognized at either a point-in-time or an over-time basis as each connection is delivered.

Marketing technology solutions service related contracts are typically short-term with stated contract terms that are less than one year.

Other:
Other revenues generally consist of fees associated with the sale of distinct professional services and hardware. Contract terms for other revenue arrangements are generally short-term, with stated contract terms that are less than one year.

Our professional services associated with our subscription revenue generally relate to standard implementation, configuration, installation, or training services applied to both SaaS and on-premise deployment models. Marketing revenue related professional service fees are derived from website design, creation or enhancement services. Professional service revenue is recognized over time as the services are performed, as the customer simultaneously receives and consumes the benefit of these services.

Hardware revenue is recognized at a point-in time and consists of equipment that supports or enables our products or services within subscription and transaction fees offerings.

Performance Obligations and Standalone Selling Price:
Our contracts at times include the sale of multiple promised goods or services that have been determined to be distinct. The transaction price for contracts with multiple performance obligations is allocated based on the relative stand-alone selling price of each performance obligation within the contract.

Judgement can be involved when determining the stand-alone selling price of products and services. For the majority of the Company’s SaaS, on-premise license and professional services, we establish a stand-alone selling price based on observable selling prices to similar classes of customers. If the stand-alone selling price is not observable through past transactions, we estimate the stand-alone selling price taking into consideration available information such as market conditions and internally approved pricing guidelines related to the performance obligation. As permitted under ASC 606, at times we have established the stand-alone selling price of performance obligations as a range and utilize this range to determine whether there is a discount that needs to be allocated based on the relative stand-alone selling price of the various performance obligations.

At contract inception, we perform a review of each performance obligation’s selling price against the established stand-alone selling price range. If any performance obligations are priced outside of the established stand-alone selling price range, we reallocate the total transaction price to each performance obligation based on the relative stand-alone selling price for each performance. The established range is reassessed on a periodic basis when facts and circumstances surrounding these established ranges change.

Business Combinations, Goodwill and Intangible Assets
Our acquisitions have been accounted for under the acquisition method. Net assets and results of operations are included in our financial statements commencing at the respective acquisition dates. We allocate the fair value of the purchase consideration of our acquisitions to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets.  Intangible assets primarily consist of customer relationships which include government contracts, developed technology, trademarks and trade names, and non-compete agreements, which are recorded at acquisition date fair value, less accumulated amortization.  These estimates and assumptions can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted average cost of capital, and the estimated useful lives. Changes in these assumptions could affect the carrying value of these assets.

We perform an impairment test annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of goodwill might not be fully recoverable. In accordance with applicable accounting guidance, a company can assess qualitative factors to determine whether it is necessary to perform a goodwill impairment test. Alternatively, a company may elect to proceed directly to a quantitative goodwill impairment test. The Company performed a qualitative annual impairment assessment for the years ended December 31, 20[ ● ] and 20[ ● ] and a quantitative annual impairment assessment for the year ended December 31, 20[ ● ]. For the qualitative assessments, we reviewed factors including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in any key personnel, any changes in composition of carrying amount of our assets and changes in our stock price. For the quantitative assessment, we calculated the fair value of our reporting units as of December 31, 20[ ● ], and we compared it to their carrying value noting that the fair value of the reporting units significantly exceeded their carrying value. There were no reasonable changes to the methods and assumptions that would have resulted in an impairment.  In the future, if there are material changes in the underlying estimates and assumptions pertaining to the impairment assessment, the financial statements could be materially impacted. For each year end, we determined that it was more likely than not that the fair value of each of our reporting units was more than the respective related carrying amounts, including goodwill, and therefore did not record any goodwill impairment.

Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Indicators we reviewed included whether there was a significant decrease in market prices of our assets, a significant adverse change in the extent or manner in which our assets are being used, a significant adverse change in legal factors affecting our assets and a cash flow loss.   The Company did not identify indicators of impairment for the years ended December 31, 20[ ● ], 20[ ● ] and 20[ ● ].  In the future, if there are material changes in the underlying estimates and assumptions pertaining to the impairment assessment, the financial statements could be materially impacted.

The Company completed [ ● ] and [ ● ] business acquisitions in 20[ ● ] and 20[ ● ], respectively, and as a result recorded $[ ● ] and $[ ● ] million in intangible assets and $[ ● ] and $[ ● ] million of goodwill using the aforementioned valuation estimates, respectively. There were no material changes to prior estimates for the years ended December 31, 20[ ● ] and 20[ ● ].

Income Taxes
Deferred income tax assets and liabilities are determined based upon the net tax effect of the differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income or loss in the years in which the differences are expected to be reversed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any.

We recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company recorded an additional $[ ● ] and $[ ● ] million in valuation allowance on our deferred tax assets in 20[ ● ] and 20[ ● ], respectively, using the aforementioned approach. The Company recorded $[ ● ] million in unrecognized tax benefits for the year ended December 31, 20[ ● ] and none for the year ended December 31, 20[ ● ].

Valuation allowances are currently assessed based on scheduling the reversal of temporary differences, without consideration to future projections of income, given the Company’s history of losses. This approach may change in the future, requiring the use of estimates or assumptions with regard to future taxable income in assessing the need for and quantum of valuation allowances.

Stock-Based Compensation
All stock-based compensation, including grants of common stock options and restricted stock, are valued at fair value on the date of grant. We use the Black-Scholes option-pricing model to estimate the fair value of common stock options granted with time-based vesting. The following inputs are considered in estimating the fair value:

Risk-free interest rate: The risk-free rate is based on observed interest rates appropriate for the terms of our awards.

Dividend yield: The dividend yield is based on history and the expectation of paying no dividends.

Expected term: The expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term, given our limited stock option exercise data. Once we have sufficient option exercise data we will calculate the expected term based on our history of option exercises.

Expected volatility: We do not have a sufficient history of market prices of our common stock, and as such volatility is estimated, using historical volatilities of comparable public entities. Once we have sufficient history of trading prices we will use our calculated volatility.

There have not been material changes in these estimates or assumptions over the reporting periods presented. In the future, if there are material changes in the underlying estimates and assumptions pertaining to stock-based compensation, the financial statements could be materially impacted.